FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, April 30, 2002, Series 2002-UST1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-83816
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 30, 2002

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: ____________________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Preliminary Term Sheet ***Date Prepared: April 1, 2002***

U.S.TRUST

Salomon Mortgage Loan Trust, Series 2002-UST1

Approximate Total Offered Size: $191,140,392

Tranche	Principal Bal.[1]	Int. Rate Type	Coupon	Tranche Type	Rating (S/F)
Class A-1	$152,367,026	Fixed	6.50	Senior/Public	AAA/AAA
Class A-2	$38,773,366	Fixed	6.50	Senior/Public	AAA/AAA
Class A-IO	$196,896,705	WAC IO	0.37	Senior/Not Offered	AAA/AAA
Class A-PO	$341,654	N/A	N/A	Senior/Not Offered	AAA/AAA
Class B-1	$2,461,209	Fixed	6.50	Sub/Not Offered	AA/AA
Class B-2	$1,181,380	Fixed	6.50	Sub/Not Offered	A/A
Class B-3	$590,690	Fixed	6.50	Sub/Not Offered	BBB/BBB
Class B-4	$492,242	Fixed	6.50	Sub/Not Offered	BB/BB
Class B-5	$295,345	Fixed	6.50	Sub/Not Offered	B/B
Class B-6	$393,793	Fixed	6.50	Sub/Not Offered	NR/NR

[1] Class sizes are subject to a ± 5% variance.

Transaction Overview

Structure	REMIC Senior/Sub
Senior Enhancement Level	2.75%
Collateral	Residential 1st Lien, Jumbo 15 Yr. Balloon and 15 Yr. Fixed
Registration	Classes A-1, A-2: Public, SEC-registered
Sole Manager	Salomon Smith Barney
Trust Administrator	Citibank, NA
Trustee	U.S. Bank
Distribution Dates	25th day of the month (or next business day)
Rating Agencies	S&P, Fitch
ERISA Eligibility	Class A-1 and A-2 Certificates only
SMMEA Eligibility	Class A-1 and A-2 Certificates only

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

U.S. Trust Mortgage Pass-Through Certificates, Series 2002-UST1

	Class A-1	Class A-2
Approx. Principal Amount	$152,367,026	$38,773,366
Collateral	15 Yr. Balloon Mortgages	15 Yr. Fixed Rate Mortgages
Expected Ratings (S&P/Fitch)	AAA/AAA	AAA/AAA
Credit Enhancement	Cross-Collateralized Subordination	Cross-Collateralized Subordination
Pricing Prepayment Speed	275 PSA	275 PSA
Pricing to Call	Yes	Yes
Optional Clean Up Call	5% Call	5% Call
Payment Frequency	Monthly	Monthly
Payment Date (1)	25th	25th
Delay Days	24	24
First Coupon Payment Date (1)	May 25, 2002	May 25, 2002
Accrued Interest	Settle with 29 days accrued interest	Settle with 29 days accrued interest
Fixed/Floating	Fixed	Fixed
Day Count	30/360	30/360
ERISA Eligible	Yes	Yes
SMMEA Eligible	Yes	Yes

* Dates to be confirmed and subject to change

(1) Or the next business day if such a day is not a business day.

TRANSACTION NOTES

Credit Enhancement:

- The following credit enhancement levels reflect U.S. Trust's (The Company) solid portfolio performance.
  - AAA 2.75%
  - AA 1.50%
  - A 0.90%
  - BBB 0.60%
  - BB 0.35%
  - B 0.20%

Only AAA Certificates Offered:

- The Company will initially retain all subordinate certificates, the IO and PO.

Parent:

- The Company completed its merger with Charles Schwab Corporation in June 2000 and is an independently operating, wholly owned subsidiary. Currently Charles Schwab Corporation is rated A/A2/A+ for senior unsecured debt by S&P, Moody's and Fitch, respectively.
- This transaction, however, is secured solely by the mortgages within this securitized pool.

Collateral Information:

- All loans are underwritten with Full Documentation.
- Borrowers whose loans are in this transaction have an average FICO score of 738.
- The Weighted Average LTV of loans in this transaction is 54.59%.

TRANSACTION NOTES

Underwriting Guidelines:

The Company has underwritten and approved loans within each regional affiliate while maintaining the Company's central credit policy. The Company only originates its mortgage loans through its affiliate offices and does not employ mortgage brokers to initiate business.

- The Private Banker has initial contact with the borrower and underwrites the loan.
  - All loans are underwritten with full documentation.
  - Private Bankers do not underwrite to Fannie Mae/Freddie Mac underwriting guidelines.
- The loan application includes a personal financial statement listing all assets and liabilities including real estate, art and/or other non-liquid assets. The following are also required:
  - Two years of tax returns and all supporting documents.
  - If applicable, the Company will compare a pay-stub with YTD information to the salary stated on the prior year's tax return.
  - A TransUnion report on the individual and a Dun & Bradstreet report on the firm or other investigative information on the employer may be ordered.
  - At least one month of bank and brokerage statements to verify stated liquidity.
  - Generally, the Company will confirm employment information with the individual's manager.
- Liquidity ratios are a key determining factor when deciding to approve a loan.
  - Accessibility and availability of the individuals liquidity is considered.
  - Personal and professional references are verified.

Loan-to-Value:

- Loans with initial LTV ratios that exceed the limits below, are subject to a higher level of senior level credit approval and must be reported to the National Credit Committee and to the Board.
- Guidelines for the ratio of the total loan amount to the value of the property, as measured by the lower of sales price or appraisal, is determined by management and may be subject to change depending on the real estate market and general economic conditions.

LOAN TO VALUE LIMITS

Owner Occupied, 1-4 Family Residential Properties	Max Loan-To-Value Ratio
Completed Properties	90%
Construction Properties	85%
10 Year Interest Only Loan	70%

- This transaction only securitizes those loans backed by Completed Properties.

ERISA Eligible: The Class A-1 and A-2 Certificates are expected to be ERISA eligible.

SMMEA Eligible: The Class A-1 and A-2 Certificates are expected to be SMMEA eligible.

TRANSACTION NOTES

Overview:	➢ REMIC Senior/Sub Structure ➢ Two loan groups comprised of 1st lien, jumbo 15 Yr. balloons and 15 Yr. fixed-rate mortgage loans. ➢ Subordinate tranches are cross collateralized.
Mortgage Loans:	The aggregate principal balance of the mortgage loans as of the Cut-off Date was approximately $196,896,705. All of the mortgage loans are either jumbo 15 Yr. Balloons or 15 Yr. Fixed rate 1st liens on one- to four-family residential properties.
Two Loan Groups:	➢ Loan Group I consists of 15 Yr balloon loans. ➢ Loan Group II consists of 15 Yr. fixed-rate mortgage loans.
Cross Collateralization:	The subordinate certificates are cross-collateralized.
Pricing Speed:	275 PSA
Geographics:	NY 36.41%, CA 17.58%, CT 15.51%, NJ 8.43%, FL 7.24%
Servicing Fee:	25 bps per annum
Accrued Interest:	All Certificates will settle with 29 days of accrued interest, assuming a April 30 settlement date.
Accrual Period:	For all classes, the interest accrual period will be the calendar month preceding the current Distribution Date on a 30/360 basis.
Lockouts:	Subordinate certificates have a 5 year principal prepayment lockout.
Clean-up Call:	Clean-up call on any distribution date when the principal balance of the loans is ≤ **5%** of the original pool balance.
Distribution Date:	The **25th day** of each month (or if not a business day, the next succeeding business day), commencing in May 2002.

TRANSACTION NOTES *(Continued)*

Shifting Interest:

- The Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of prepayments after the May 2007 Distribution Date if:
  - Senior Certificates have not been paid down to zero;
  - Credit enhancement has not doubled; and
  - Standard collateral performance triggers have not been breached.

  The prepayment percentages on the Subordinate Certificates are:

Distribution Date			% of Pro-rata Share
May 2002	through	April 2007	0%
May 2007	through	April 2008	30%
May 2008	through	April 2009	40%
May 2009	through	April 2010	60%
May 2010	through	April 2011	80%
May 2011	and after		100%

- If the credit enhancement doubles before the May 2007 Distribution Date, the Subordinate Certificates will receive no unscheduled principal collections. Thereafter, assuming a doubling and no breach of the collateral performance triggers, the Subordinate Certificates will receive a percentage of their pro-rata share of all principal collections.
- Furthermore, the Senior Certificates will receive all unscheduled prepayments if the *current senior percentage* is greater than the *initial senior percentage*, i.e.,

$$\frac{\text{Senior Cert. Prin. Bal.}}{\text{Mort. Pool Prin. Bal.}} > \frac{\text{Senior Cert. Prin. Bal. At Closing}}{\text{Mortgage Pool Prin. Bal. At Cut-off Date}}$$

Advances: Servicer required to advance delinquent principal, interest, taxes, and insurance.

Compensating Interest: Servicer required to remit 30 days of interest on all partial prepayments or loans paid in full up to its servicing fee income for the related period.

POOL CHARACTERISTICS

Group 1 Mortgage Loan Characteristics (15 Year Fixed-Rate Balloons)

Principal Balances of UST 2002-1 - FIXED RATE BALLOON LOANS at Origination

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	7	$647,452.11	0.39%
100,000.01 - 150,000.00	13	1,672,748.19	1.00
150,000.01 - 200,000.00	14	2,549,262.85	1.53
200,000.01 - 250,000.00	13	2,987,903.34	1.79
250,000.01 - 300,000.00	19	5,460,405.41	3.27
300,000.01 - 350,000.00	26	8,608,922.25	5.16
350,000.01 - 400,000.00	26	9,904,228.28	5.94
400,000.01 - 450,000.00	15	6,493,270.14	3.89
450,000.01 - 500,000.00	15	7,301,378.55	4.38
500,000.01 - 550,000.00	9	4,732,430.45	2.84
550,000.01 - 600,000.00	12	7,037,332.89	4.22
600,000.01 - 650,000.00	9	5,670,442.55	3.40
650,000.01 - 700,000.00	13	8,900,326.37	5.34
700,000.01 - 750,000.00	8	5,889,370.19	3.53
750,000.01 - 800,000.00	9	7,035,694.64	4.22
800,000.01 - 850,000.00	7	5,797,355.08	3.48
850,000.01 - 900,000.00	3	2,635,091.18	1.58
900,000.01 - 950,000.00	3	2,787,117.47	1.67
950,000.01 - 1,000,000.00	18	17,801,471.47	10.67
1,000,000.01 - 1,050,000.00	6	6,201,611.00	3.72
1,050,000.01 - 1,100,000.00	14	15,322,424.34	9.19
1,100,000.01 - 1,150,000.00	1	1,135,000.00	0.68
1,150,000.01 - 1,200,000.00	2	2,356,000.00	1.41
1,200,000.01 - 1,250,000.00	2	2,500,000.00	1.50
1,250,000.01 - 1,300,000.00	3	3,875,267.36	2.32
1,350,000.01 - 1,400,000.00	2	2,743,935.38	1.65
1,450,000.01 - 1,500,000.00	2	2,990,000.00	1.79
1,550,000.01 - 1,600,000.00	2	3,193,750.00	1.91
1,650,000.01 - 1,700,000.00	1	1,685,706.00	1.01
1,700,000.01 - 1,750,000.00	3	5,222,204.82	3.13
1,800,000.01 - 1,850,000.00	2	3,690,829.41	2.21
1,950,000.01 - 2,000,000.00	1	1,967,863.43	1.18
Total	280	$166,796,795.15	100.00%

Weighted Average : $595,702.84

Principal Balances of UST 2002-1 - FIXED RATE BALLOON LOANS as of the Cut-off Date

Range ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	9	$827,290.63	0.53%
100,000.01 - 150,000.00	14	1,746,198.12	1.11
150,000.01 - 200,000.00	13	2,300,226.32	1.47
200,000.01 - 250,000.00	14	3,133,911.89	2.00
250,000.01 - 300,000.00	23	6,445,746.20	4.11
300,000.01 - 350,000.00	26	8,473,187.77	5.40
350,000.01 - 400,000.00	23	8,644,031.29	5.51
400,000.01 - 450,000.00	16	6,785,370.30	4.32
450,000.01 - 500,000.00	14	6,679,125.86	4.26
500,000.01 - 550,000.00	9	4,730,266.10	3.01
550,000.01 - 600,000.00	13	7,500,990.46	4.78
600,000.01 - 650,000.00	10	6,288,636.68	4.01
650,000.01 - 700,000.00	11	7,374,151.39	4.70
700,000.01 - 750,000.00	10	7,256,563.06	4.62
750,000.01 - 800,000.00	8	6,142,844.78	3.91
800,000.01 - 850,000.00	6	4,956,772.06	3.16
850,000.01 - 900,000.00	3	2,623,462.10	1.67
900,000.01 - 950,000.00	10	9,284,989.33	5.92
950,000.01 - 1,000,000.00	14	13,579,959.76	8.65
1,000,000.01 - 1,050,000.00	6	6,131,054.84	3.91
1,050,000.01 - 1,100,000.00	12	12,782,918.21	8.14
1,100,000.01 - 1,150,000.00	1	1,122,871.34	0.72
1,150,000.01 - 1,200,000.00	1	1,152,613.25	0.73
1,200,000.01 - 1,250,000.00	4	4,933,753.64	3.14
1,300,000.01 - 1,350,000.00	1	1,317,245.84	0.84
1,400,000.01 - 1,450,000.00	1	1,432,074.44	0.91
1,450,000.01 - 1,500,000.00	1	1,476,713.25	0.94
1,500,000.01 - 1,550,000.00	2	3,074,548.02	1.96
1,650,000.01 - 1,700,000.00	3	5,035,449.79	3.21
1,750,000.01 - 1,800,000.00	1	1,776,846.96	1.13
1,900,000.01 - 1,950,000.00	1	1,944,370.25	1.24
Total	280	$156,954,183.93	100.00%

Weighted Average : $560,550.66

Property Types of UST 2002-1 - FIXED RATE BALLOON LOANS

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	242	$136,676,050.83	87.08%
Two to Four Family	1	1,236,195.64	0.79
Condo	27	13,220,625.23	8.42
Pud	10	5,821,312.23	3.71
Total	280	$156,954,183.93	100.00%

Mortgage Rates of UST 2002-1 - FIXED RATE BALLOON LOANS as of the Cut-Off Date

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.000 - 6.499	3	$2,471,662.88	1.57%
6.500 - 6.999	83	53,338,184.20	33.98
7.000 - 7.499	147	84,183,559.33	53.64
7.500 - 7.999	29	11,775,483.21	7.50
8.000 - 8.499	13	4,510,882.88	2.87
8.500 - 8.999	5	674,411.43	0.43
Total	280	$156,954,183.93	100.00%

Weighted Average : 7.14%

Original Loan-to-Value Ratios of UST 2002-1 - FIXED RATE BALLOON LOANS

Loan to Value (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Less than or equal to 25.00	24	$8,910,477.73	5.68%
25.01 - 30.00	6	2,556,488.22	1.63
30.01 - 35.00	11	6,581,160.04	4.19
35.01 - 40.00	19	11,096,477.76	7.07
40.01 - 45.00	9	4,292,331.21	2.73
45.01 - 50.00	28	15,799,492.09	10.07
50.01 - 55.00	13	5,397,396.08	3.44
55.01 - 60.00	21	10,838,410.30	6.91
60.01 - 65.00	16	11,269,980.78	7.18
65.01 - 70.00	38	24,331,909.75	15.50
70.01 - 75.00	35	20,674,939.05	13.17
75.01 - 80.00	56	32,000,411.18	20.39
80.01 - 85.00	4	3,204,709.74	2.04
Total	280	$156,954,183.93	100.00%

Weighted Average : 59.76%

Geographical Distribution of UST 2002-1 - FIXED RATE BALLOON LOANS

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	1	$291,402.73	0.19%
California	53	31,032,881.81	19.77
Colorado	2	1,501,215.06	0.96
Connecticut	39	26,619,861.32	16.96
Florida	23	10,959,097.52	6.98
Idaho	1	301,400.77	0.19
Louisiana	1	332,909.52	0.21
Maine	1	438,226.65	0.28
Maryland	1	1,676,100.67	1.07
Massachusetts	7	3,491,489.25	2.22
New Jersey	23	12,710,013.13	8.10
New Mexico	2	576,439.37	0.37
New York	96	56,421,807.72	35.95
Oregon	2	519,718.64	0.33
Pennsylvania	2	592,261.62	0.38
South Carolina	1	828,155.79	0.53
Texas	20	7,504,014.80	4.78
Utah	1	280,035.67	0.18
Vermont	1	134,168.09	0.09
Virginia	2	627,749.33	0.40
Wyoming	1	115,234.47	0.07
Total	280	$156,954,183.93	100.00%

Occupancy status of the UST 2002-1 - FIXED RATE BALLOON LOANS

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	213	$122,420,119.34	78.00%
Non Owner Occupied	7	2,901,481.61	1.85
Second Home	60	31,632,582.98	20.15
Total	280	$156,954,183.93	100.00%

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Purpose of the UST 2002-1 - FIXED RATE BALLOON LOANS

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase - Primary	140	$81,755,097.75	52.09%
Refi No Cash Out - Primary	57	32,845,700.81	20.93
Refi Cash Out - Primary	13	7,546,953.60	4.81
Purchase - Secondary	48	24,071,513.50	15.34
Refi No Cash Out - Secondary	16	7,920,131.06	5.05
Refi Cash Out - Secondary	6	2,814,787.21	1.79
Total	280	$156,954,183.93	100.00%

LIEN POSITION of UST 2002-1 - FIXED RATE BALLOON LOANS

Lien Position	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	280	$156,954,183.93	100.00%
Total	280	$156,954,183.93	100.00%

FICO SCORES

FICO Score	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Unkown	14	5,971,353.26	3.80%
601 - 625	5	2,515,483.74	1.60
626 - 650	11	5,866,535.67	3.74
651 - 675	13	7,675,802.95	4.89
676 - 700	21	14,716,909.11	9.38
701 - 725	39	22,576,614.92	14.38
726 - 750	46	24,481,527.34	15.60
751 - 775	64	39,041,063.64	24.87
776 - 800	61	31,247,056.41	19.91
801 - 825	6	2,861,836.89	1.82
Total	280	156,954,183.93	100.00%

Weighted Average (Zero Values Excluded) : 738

SEASONING (IN MONTHS) of UST 2002-1 - FIXED RATE BALLOON LOANS

Seasoning (Months)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.1 - 12.0	14	7,218,885.05	4.60%
12.1 - 18.0	18	9,825,896.26	6.26
18.1 - 24.0	9	3,181,658.91	2.03
24.1 - 30.0	8	2,683,558.94	1.71
30.1 - 36.0	46	28,416,960.74	18.11
36.1 - 42.0	79	55,044,011.00	35.07
42.1 - 48.0	41	20,969,023.37	13.36
48.1 - 54.0	13	5,795,448.17	3.69
54.1 - 60.0	2	593,115.73	0.38
60.1 - 66.0	2	407,502.08	0.26
66.1 - 72.0	13	7,976,718.89	5.08
72.1 - 78.0	9	4,945,289.53	3.15
78.1 - 84.0	1	370,535.81	0.24
90.1 - 96.0	11	5,078,221.09	3.24
96.1 - 102.0	13	4,017,929.61	2.56
102.1 - 108.0	1	429,428.75	0.27
Total	280	156,954,183.93	100.00%

Weighted Average: 42.759

Group 2 Mortgage Loan Characteristics (15 Year Fixed)

Principal Balances of UST 2002-1 – FIXED RATE LOANS at Origination

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	6	$511,889.80	1.00%
100,000.01 - 150,000.00	9	1,082,196.00	2.11
150,000.01 - 200,000.00	15	2,705,405.04	5.27
200,000.01 - 250,000.00	10	2,347,983.33	4.57
250,000.01 - 300,000.00	13	3,577,811.56	6.97
300,000.01 - 350,000.00	12	3,943,639.21	7.68
350,000.01 - 400,000.00	7	2,673,428.02	5.21
400,000.01 - 450,000.00	4	1,769,070.29	3.44
450,000.01 - 500,000.00	8	3,851,057.23	7.50
500,000.01 - 550,000.00	6	3,215,840.30	6.26
550,000.01 - 600,000.00	8	4,677,943.98	9.11
600,000.01 - 650,000.00	4	2,531,560.32	4.93
650,000.01 - 700,000.00	2	1,367,536.09	2.66
700,000.01 - 750,000.00	1	736,402.15	1.43
750,000.01 - 800,000.00	1	791,914.97	1.54
800,000.01 - 850,000.00	1	841,488.09	1.64
900,000.01 - 950,000.00	2	1,874,592.78	3.65
950,000.01 - 1,000,000.00	8	7,950,645.74	15.48
1,050,000.01 - 1,100,000.00	1	1,100,000.00	2.14
1,100,000.01 - 1,150,000.00	2	2,256,375.00	4.39
1,500,000.01 - 1,550,000.00	1	1,550,000.00	3.02
Total	121	$51,356,779.90	100.00%

Weighted Average : $424,436.20

Principal Balances of UST 2002-1 - FIXED RATE LOANS as of the Cut-off Date

Range ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 50,000.00	1	$40,453.02	0.10%
50,000.01 - 100,000.00	14	1,142,055.68	2.86
100,000.01 - 150,000.00	14	1,706,348.35	4.27
150,000.01 - 200,000.00	15	2,615,126.57	6.55
200,000.01 - 250,000.00	14	3,138,685.58	7.86
250,000.01 - 300,000.00	12	3,353,306.85	8.40
300,000.01 - 350,000.00	5	1,609,954.63	4.03
350,000.01 - 400,000.00	9	3,384,096.54	8.47
400,000.01 - 450,000.00	7	2,961,683.62	7.41
450,000.01 - 500,000.00	6	2,833,589.44	7.09
500,000.01 - 550,000.00	5	2,560,869.76	6.41
550,000.01 - 600,000.00	4	2,279,529.60	5.71
600,000.01 - 650,000.00	2	1,213,580.06	3.04
650,000.01 - 700,000.00	1	677,743.02	1.70
750,000.01 - 800,000.00	1	762,874.24	1.91
800,000.01 - 850,000.00	5	4,123,119.85	10.32
850,000.01 - 900,000.00	2	1,720,995.58	4.31
900,000.01 - 950,000.00	1	919,031.93	2.30
950,000.01 - 1,000,000.00	3	2,899,476.80	7.26
Total	121	$39,942,521.12	100.00%

Weighted Average : $330,103.48

Property Types of UST 2002-1 - FIXED RATE LOANS

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	112	$37,100,079.56	92.88%
Condo	8	2,516,359.18	6.30
Pud	1	326,082.38	0.82
Total	121	$39,942,521.12	100.00%

Mortgage Rates of UST 2002-1 - FIXED RATE LOANS as of the Cut-Off Date

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.500 - 6.999	73	$28,297,536.15	70.85%
7.000 - 7.499	32	7,668,285.17	19.20
7.500 - 7.999	11	2,775,518.17	6.95
8.000 - 8.499	3	752,947.26	1.89
8.500 - 8.999	2	448,234.37	1.12
Total	121	$39,942,521.12	100.00%

Weighted Average : 6.99%

Original Loan-to-Value Ratios of UST 2002-1 - FIXED RATE LOANS

Loan to Value (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Less than or equal to 25.00	10	$2,486,050.29	6.22%
25.01 - 30.00	6	1,662,388.62	4.16
30.01 - 35.00	4	1,003,012.98	2.51
35.01 - 40.00	6	2,175,808.96	5.45
40.01 - 45.00	12	6,539,716.69	16.37
45.01 - 50.00	10	2,837,795.22	7.10
50.01 - 55.00	10	3,085,280.08	7.72
55.01 - 60.00	11	3,008,697.80	7.53
60.01 - 65.00	8	2,562,414.22	6.42
65.01 - 70.00	11	5,109,199.92	12.79
70.01 - 75.00	13	3,640,495.64	9.11
75.01 - 80.00	13	3,805,446.92	9.53
80.01 - 85.00	3	962,950.27	2.41
85.01 - 90.00	4	1,063,263.51	2.66
Total	121	$39,942,521.12	100.00%

Weighted Average : 54.92%

Geographical Distribution of UST 2002-1 - FIXED RATE LOANS

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	2	$1,105,967.75	2.77%
California	9	3,581,440.89	8.97
Colorado	3	1,050,034.60	2.63
Connecticut	13	3,923,247.20	9.82
Florida	12	3,296,383.40	8.25
Illinois	1	175,047.07	0.44
Maine	1	56,948.60	0.14
Massachusetts	4	1,566,089.74	3.92
Minnesota	1	364,848.53	0.91
New Jersey	10	3,883,972.06	9.72
New Mexico	1	131,683.17	0.33
New York	39	15,263,215.83	38.21
Rhode Island	2	538,246.96	1.35
Texas	20	3,535,660.55	8.85
Virginia	2	791,991.75	1.98
Washington	1	677,743.02	1.70
Total	121	$39,942,521.12	100.00%

Occupancy status of the UST 2002-1 - FIXED RATE LOANS

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	92	$31,353,569.22	78.50%
Non Owner Occupied	1	110,160.18	0.28
Second Home	28	8,478,791.72	21.23
Total	121	$39,942,521.12	100.00%

Purpose of the UST 2002-1 - FIXED RATE LOANS

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase - Primary	43	$14,139,219.36	35.40%
Refi No Cash Out - Primary	32	11,580,835.24	28.99
Refi Cash Out - Primary	8	3,305,178.12	8.27
Home Equity Home Improvement	1	101,642.59	0.25
Purchase - Secondary	20	6,477,158.83	16.22
Refi No Cash Out - Secondary	13	3,028,095.47	7.58
Refi Cash Out - Secondary	4	1,310,391.51	3.28
Total	121	$39,942,521.12	100.00%

LIEN POSITION of UST 2002-1 - FIXED RATE LOANS

Lien Position	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	121	$39,942,521.12	100.00%
Total	121	$39,942,521.12	100.00%

FICO SCORES

FICO Score	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Unkown	10	2,714,972.45	6.80%
601 - 625	2	842,775.55	2.11
626 - 650	2	934,963.27	2.34
651 - 675	8	3,573,855.89	8.95
676 - 700	7	2,240,188.64	5.61
701 - 725	14	4,057,424.66	10.16
726 - 750	18	6,128,236.24	15.34
751 - 775	32	11,264,796.82	28.20
776 - 800	27	7,946,863.98	19.90
801 - 825	1	238,443.62	0.60
TOTAL :	121	39,942,521.12	100.00%

Weighted Average (Zero Values Excluded) : 739

SEASONING (IN MONTHS) of UST 2002-1 - FIXED RATE LOANS

Seasoning (Months)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.1 - 12.0	18	7,154,413.76	17.91%
12.1 - 18.0	2	1,064,511.88	2.67
18.1 - 24.0	2	577,900.19	1.45
24.1 - 30.0	6	1,386,967.98	3.47
30.1 - 36.0	16	5,164,645.61	12.93
36.1 - 42.0	34	14,776,230.06	36.99
42.1 - 48.0	15	3,784,945.42	9.48
48.1 - 54.0	3	528,973.18	1.32
60.1 - 66.0	1	404,978.86	1.01
66.1 - 72.0	3	492,315.88	1.23
72.1 - 78.0	3	1,094,979.11	2.74
78.1 - 84.0	1	139,831.29	0.35
90.1 - 96.0	3	1,328,361.70	3.33
96.1 - 102.0	10	1,629,553.67	4.08
102.1 - 108.0	3	318,186.57	0.80
114.1 - 120.0	1	95,725.96	0.24
Total	121	$39,942,521.12	100.00%

Weighted Average: 39.709